July 19, 2005

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561
Re:	Costco Wholesale Corporation

Registration Statement on Form S-3

Filed June 8, 2005

File No. 333-125637

Dear Mr. Owings:

We are in receipt of the staff's comment letter dated June 30, 2005 with respect to the above-referenced registration statement. Registrant has filed Amendment No. 2 to its Registration Statement, which contains revised disclosure in response to the staff's comments. Registrant has responded to the staff's comments as set forth below.

Registration Statement Front Cover Page

1.          Please advise why you did not rely on Rule 457(j) of Regulation C to calculate the registration fees.

Response: There are in excess of 40,000 participants in the 401(k) plan who purchased Costco stock in their accounts during the rescission period. Substantially all of these participants make bi-monthly contributions through payroll deduction. The number of transactions made it extremely time consuming and expensive to calculate the exact aggregate purchase price of the shares subject to the Rescission Offer. During the rescission period, Costco stock traded in a range of $33.64 per share to $49.74 per share. Since the weighted average purchase price was less than current market at the date of filing the Registration Statement, for convenience, the registration fee was determined using a current market price , $45.56 per share, per Rule 457(h) rather than pursuant to Rule 457(j). Upon receiving the staff's comment, Registrant instructed the trustee to determine the aggregate purchase price for the shares subject to the Rescission Offer, which $51,975,996. Thus, the registration fee calculated under Rule 457(h) is higher than the fee that would be payable under Rule 457(j)

In the process of computing the aggregate purchase price, the trustee determined that the number of shares purchased during the rescission period set forth in the Registration Statement was inaccurate. Originally, 1,326,325 shares were registered. The trustee determined that the correct number is 1,301,441. This change has been made throughout the Prospectus. Registrant will de-register any excess shares upon completion of the Rescission Offer.

Richard J. Olin

Costco Wholesale Corporation

June 30, 2005

Summary, page 4

What Happens If You Do Not Accept The Rescission Offer?, page 5

2.              Please expand the sub-section to include a brief discussion addressing the impact to securityholders who decide to reject the rescission offer. Please note that a securityholder’s federal right of rescission may survive the rescission offer and the statute of limitations related to a rescission offer. In this regard, securityholders who do not accept the rescission offer may exercise their legal rights under Section 12 of the Securities Act throughout the remaining statutory period, even after the end of the rescission offer. Provide corresponding disclosure in a risk factor and in The Rescission Offer section. As part of the corresponding disclosure, briefly explain the nature of Section 12 rights and the length of the statutory period as provided by Section 13.

Response: Additional disclosure has been added to page 5, in the Risk Factors and in the Rescission Offer section to address the staff's comment.

Risk Factors, page 6

3.              Please include a risk factor discussing how a total or partial acceptance will affect your continued business vitality and what impact a partial acceptance may have upon the market value of the remaining securities.

Response: Registrant does not believe that the rescission offer itself or any anticipated level of acceptance will have any affect on its continued business vitality or on the market value of its remaining securities. At the end of registrant's last fiscal quarter, May 8, 2005, Registrant had approximately $4 billion in cash and short-term investments, and had slightly in excess of 479 million shares of common stock outstanding. Registrant's common stock has a market value in excess of $22 billion and has an average daily trading volume well in excess of two million shares. If all shares subject to the Rescission Offer were repurchased by Registrant (1,326,325 shares), it would be less than one day's trading volume. In addition, Registrant has determined, based on the current market price, that approximately 10% of eligible participants would have suffered damages during the Rescission Period and that the aggregate amount of those damages is less than $1 million. Accordingly, registrant does not believe that a risk factor such as suggested by the staff is necessary.

4.              To the extent material, please include a risk factor indicating that if your securityholders sell substantial amounts of your common stock in the public market following this rescission offering, the market price of your common stock could fall. Also, those sales might make it more difficult for you to sell equity or equity-related securities in the future at a time and price that you deem appropriate.

Response: As noted in the response above, registrant does not believe that the Rescission Offer will have any significant affect on the trading market for its common stock. Registrant

Richard J. Olin

Costco Wholesale Corporation

June 30, 2005

also does not believe that the Rescission Offer increases the risk that participants in the 401(k) Plan who are not subject to the Rescission Offer will sell the shares of registrant's common stock that they hold in their Plan accounts. Accordingly, registrant does not believe that a risk factor such as suggested by the staff is necessary.

Questions and Answers About Our Recession Offer, page 8

5.              In a tabular format, please disclose any state law issues associated with this rescission offer, including any state laws that may have been violated, the relevant statute of limitation under state law, and the effect of the rescission offer under state law for each state where the rescission offer is made.

Response: Registrant does not believe that the qualification provisions of any state securities law have been violated by the sale of the unregistered shares through the 401(k) Plan for two reasons. First, shares of Registrant's common stock are "covered securities" and thus the qualification provisions of state securities laws have been preempted by federal law. Second, Registrant believes that the purchase of shares by the 401(k) plan and 401(k) plan participants in open market purchases are non-issuer transactions that are exempt from the qualification provisions of state securities laws due to the exemption for securities qualified for trading on the Nasdaq National Market System.

Accordingly, no tabular format has been included in the Registration Statement. Disclosure has been added to the Registration Statement concerning the possible effects of the Rescission Offer under state securities laws and the generally applicable statutes of limitations that would apply.

The Rescission Offer, page 21

Background and Reason for the Rescission Offer, page 21

6.              We note your disclosure that “up to 1,326,325 shares of your common stock that the trustee purchased...may not have been registered for sale by Costco Wholesale Corporation in a timely manner in accordance with the Securities Act.” Please expand your disclosure to provide further detail. For example, please specify the section(s) of the Securities Act that may have been violated and describe the actual circumstances under which the possible violations arose. Also disclose how and when you discovered that you may have issued shares that were not properly registered under the Securities Act. Finally, clarify, if accurate, that there is no requirement that there be a finding of a violation of the securities laws for the securityholders to be able to participate in the rescission offer.

Response: Disclosure has been added on page 21 to disclose that Section 5 of the Act may have been violated. Disclosure has also been added to clarify that no finding of a violation of securities is required for holders to participate in the Rescission Offer.

Richard J. Olin

Costco Wholesale Corporation

June 30, 2005

In July 2004, in connection with ERISA qualification of amendments to the 401(k) Plan, Registrant reviewed the number of shares purchased by participants in the Plan and discovered that at some point during late 2003 or early 2004, participants had purchased more shares in the Plan than had been previously registered. The 401(k) Plan has in excess of 40,000 participants, substantially all of whom have some shares of Costco stock in their account. These participants generally fund these contributions through bi-monthly payroll deductions, so that the amount of any particular purchase is often less then one share. Under these circumstances, determining the exact date when the Plan had exhausted the number of shares registered was impractical.

The Registrant does not admit that any registration violation has occurred. Registrant has chosen to register shares purchased by 401(k) Plan participants in order to avoid potential liability for registration violations. Under SEC Release 33-4790, registration of shares sold to 401(k) Plan participants is not required if the employer performs no more than the following functions:

1. Announcing the existence of the plan.

2. Making payroll deductions at the request of the employee for the purpose of participating in the plan.

3. Making available to a broker or other agent the names and addresses of employees for direct communication.

4. Paying no more than its expense of payroll deductions and the reasonable fees and charges of the broker or other agent for brokerage commissions and bookkeeping and custodial expenses.

Registrant believes that its activities in connection with the 401(k) plan fit into the requirements of Release 33-4790. However, since the Registrant, as with most sponsors of 401(k) plans in large public companies, communicates with its employees and plan participants in numerous ways, it has chosen to register the shares sold to participants in the Plan so that it will not have to be concerned with inadvertently acting outside the parameters of Release 33-4790.

On November 16, 2004, Registrant filed a registration statement on Form S-8 to register additional shares for sale by the 401(k) Plan. With respect to the number of shares subject to the Rescission Offer, the 1,326,325 shares being registered represents the total number of shares purchased by participants in the 401(k) plan with salary deferral, employer matching, rollover or after-tax contributions, including intra-plan transfers, in the one year period commencing on November 16, 2003. Based on existing SEC staff interpretations, it is not clear whether the shares to be registered are those acquired by participants in the Plan, including intra-plan transfers (the "gross method") or only those shares purchased by the Plan administrator in the market to be added to plan accounts (the "net method"). The Registrant has used the gross method, both in determining that shares in excess of those registered had been sold and in

Richard J. Olin

Costco Wholesale Corporation

June 30, 2005

determining the number of shares that would be subject to the Rescission Offer, because it is more inclusive. [ If the net method were used, the Registrant does not believe that a registration violation would have occurred.]

Based on the above analysis, Registrant does not believe that disclosure in the Registration Statement of the uncertainties and vagaries surrounding whether registration is required and whether a violation has actually occurred will be of any benefit to plan participants to whom the Rescission Offer will be made. Accordingly, Registrant has not included such discussion in Amendment No. 2.

7.              Please revise to fully disclose the extent to which the offeree’s right to sue is affected by the rescission offer under state law, including possible remedies. For example, please discuss whether rejection of the rescission offer would limit any common law or statutory remedies. Also, discuss how a securityholder can preserve any statutory remedies, and for how long. Moreover, discuss how the rescission offer will affect the securityholder’s remedies arising out of both technical and fraud violations.

Response: Disclosure has been added throughout the Registration Statement discussing the effects of the Rescission Offer on remedies under state law. See pages 13 and 24.

8.              Please expand your disclosure to address whether there will be any restrictions on future transferability of common shares that are not tendered in the rescission offer.

Response: Disclosure has been added on page 24 to address this comment.

9.              Please state the dollar amount of funds needed if all purchasers were to accept the rescission offer.

Response We have added disclosure concerning the aggregate repurchase amount if all participants accept the Rescission Offer. As noted previously, based on current market prices, Registrant has determined that only a small percentage of participants will have suffered damages during the rescission period and that the amount of damages is less than $1 million. As previously noted, the effect on registrant's financial condition is immaterial.

Terms of the Rescission Offer, page 22

10.           We note that you will pay an interest of 8% per annum to purchasers of your rescinded securities. To provide securityholders a comparative estimate of your offer, please provide in a tabular format the interest rates required by the states in which the rescission offer is made. In addition, please explain why the securityholders are not entitled to the rates set forth by the states.

Response: The interest rate has been increased to 10%. This is the statutory rate in California, where a significant number of participants reside. While Costco is using the rate set

Richard J. Olin

Costco Wholesale Corporation

June 30, 2005

by California for purposes of the Rescission Offer, we do not believe that Costco is obligated to use the rate set by any state. As discussed earlier, we do not believe that Costco has violated the qualification provisions of any state securities law and thus no shareholder has a rescission right under state law.

Please address any additional questions or comments to the undersigned by telephone at (206) 389-4264 or by fax at (206) 447-0849.

Sincerely,

                 /s/ David R. Wilson

David R. Wilson

cc: Mr. John Sullivan